SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended May, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

6 May, 2011

ARBITRAL PANEL PERMITS CONDITIONAL COMPLETION OF
BP-ROSNEFT SHARE SWAP - SUBJECT TO ROSNEFT'S CONSENT
AND ASSIGNMENT OF ARCTIC OPPORTUNITY TO TNK-BP

The arbitral panel has today issued a consent order permitting BP and the Alfa-Access-Renova (AAR) consortium to assign the Arctic opportunity to TNK-BP, subject to Rosneft consent.

The order also permits the proposed share swap between BP and Rosneft to proceed subject to Rosneft having consented to assign the Arctic opportunity to TNK--BP.  For the share swap to proceed, both BP and Rosneft would also have to agree that any shares received as a result of the share swap would be held for investment purposes only and placed in trust, with voting rights exercised by independent trustees, together with certain other technical amendments. Neither company would have representatives on the others board in respect of these holdings.

As a result of the consent order, BP can now seek agreement from Rosneft on the assignment of the Arctic opportunity to TNK-BP and modification of the terms of the share swap agreement. Rosneft's consent will be required for both of these matters to proceed.

The interim injunction on both the share swap and the Arctic opportunity remain in place, subject to obtaining Rosneft's consents as described above.

Further information:

BP
BP press office: +44 (0)20 7496 4076
bppress@bp.com

Alfa-Access-Renova consortium:
London:
John Eisenhammer, +44 (0)20 7233 9444
Andrew Hayes, +44 (0)20 7796 4133
Hudson Sandler/Quiller

Moscow:
Mikhail Loskutov, +7 (495) 967 01 17, +7 (916) 641 9079

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 May 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary